

June 14, 2023

Lawrence Garcia
Chief Executive Officer
AmeriGuard Security Services, Inc.
5470 W Spruce Avenue Suite 102
Fresno CA 93722

> **Re: AmeriGuard Security Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **Amendment No. 1 to Form 10-K for Fiscal Year ended December 31, 2022**
> **Filed May 24, 2023**
> **File No. 333-173039**
> **Response Dated May 22, 2023**

Dear Lawrence Garcia:

We have reviewed your May 22, 2023 response to our comment letter and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apples to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2023 letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

General

1. Please revise the financial statements and related disclosures included in your Annual Report on Form 10-K and Quarterly Report on Form 10-Q to address our comments on the financial statements and related disclosures included in Amendment No. 1 to your registration statement on Form S-1, as filed on May 19, 2023 (File No. 333-271200). If you do not believe any changes are required, please explain why. Prior to filing your amended Form 10-K and 10-Q, as applicable, please provide us with your proposed revisions to these filings.

You may contact Patrick Kuhn at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services